PEKIN SINGER STRAUSS ASSET MANAGEMENT

161 N. Clark Street, Suite 2200

Chicago, IL 60601

Letter Agreement

September 25, 2014

To:	Unified Series Trust

2960 N. Meridian Street, Ste. 300

Indianapolis, IN 46208

Dear Sirs:

You have engaged us to act as the sole investment advisor to the Appleseed Fund (the “Fund”), a series of the Unified Series Trust, an Ohio business trust (the “Trust”) pursuant to a Management Agreement approved by the Board of Trustees.

Effective as of October 1, 2014, we hereby agree to waive our advisory fee and/or reimburse expenses of the Fund, but only to the extent necessary to maintain the Fund’s total annual operating expenses, excluding brokerage fees and commissions; fees paid pursuant to the Administrative Services Plan (Investor Class only), borrowing costs such as (a) interest and (b) dividend expenses on securities sold short; any 12b-1 fees; taxes; extraordinary litigation expenses; and any indirect expenses, such as expenses incurred by other investment companies in which the Fund may invest; at 0.95% of the Fund’s average daily net assets. This Agreement shall continue in place until the earlier to occur of January 31, 2016, or such date as the Fund is terminated or liquidated in accordance with the provisions of the Trust’s Declaration of Trust or Bylaws. We understand that we may not terminate this Agreement prior to such date, except that we may voluntarily agree to lower the expense cap.

Any waiver or reimbursement by us is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the particular waiver or reimbursement occurred; provided that the Fund is able to make the repayment without exceeding the 0.95% limitation.

Very truly yours,

Pekin Singer Strauss Asset Management

By:	/s/ Patrick W. Herrington
Name:	Patrick W. Herrington
Title:	CCO & COO

Acceptance

The foregoing Agreement is hereby accepted.

Unified Series Trust

By:	/s/ John C. Swhear
John C. Swhear, President